UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For January 1, 2004 – March 31, 2004

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of Registrant’s name into English)

6190 Agronomy Road, 6th Floor
(Address of principal executive offices)

Vancouver, British Columbia, V6T 1Z3, CANADA

CIK # 0001036141 FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

Form 20-F    ☒              Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

Yes    ☒               No   ☐

FORM 6-K
TABLE OF CONTENTS

For January 1, 2004 – March 31, 2004

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 99-1	Press Release – March 9, 2004 (Cardiome Regulatory Filing Accepted for Review)

Exhibit 99-2	Press Release – March 15, 2004 (Cardiome Reports Year End Financials and Gives Outlook for 2004)

Exhibit 99-3	Material Change Report – Cardiome Reports Year End Financials and Gives Outlook for 2004

Exhibit 99-4	Press Release – March 29, 2004 (Cardiome Initiates Cardiac Surgery Clinical Study, Revises Phase 3 Guidance)

Exhibit 99-5	Material Change Report – Cardiome Initiates Cardiac Surgery Clinical Study, Revises Phase 3 Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(REGISTRANT)

Date:	April 7, 2004

Christina Yip
Vice President, Finance and Administration